June 13, 2025

Jeffrey M. Thompson
Chief Executive Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera, Ste. 2200
San Juan, PR 00901

       Re: Red Cat Holdings, Inc.
           Draft Registration Statement on Form S-3
           Submitted June 10, 2025
           CIK No. 0000748268
Dear Jeffrey M. Thompson:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   John Tishler